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To the Board of Directors
Educational Video Conferencing, Inc.

We hereby consent to the use in the Prospectus constituting part of the Registration Statement on Form SB-2 of our report dated October 5, 1998, except for the third from last paragraph of Note 1 and the second paragraph of Note 7, as to which the date is December 22, 1998, on the financial statements related to the balance sheets of Educational Video Conferencing, Inc. as of September 30, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity, and cash flows for the nine-month period ended September 30, 1998 and the period from March 4, 1997 (date of inception) through December 31, 1997, which appear in such Prospectus. We also consent to the reference to our firm under the caption "Experts" in such Prospectus.


GOLDSTEIN GOLUB KESSLER LLP
New York, New York

December 23, 1998